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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Premier Exhibitions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74051E102
(CUSIP Number)

Daoping Bao

C/O Premier Exhibitions, Inc.

3340 Peachtree Road NE, Suite 900

Atlanta, GA 30326

(404) 842-2600

Copy to:

Samuel C. Schlessinger

Dentons US LLP

Willis Tower

233 S. Wacker Drive, Suite 5900

Chicago, IL 60606

(312) 876-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daoping Bao
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 4,448,113

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,271,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,448,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1

13.	Percent of Class Represented by Amount in Row (11) 47.5%[2]
14.	Type of Reporting Person (See Instructions)
IN

1 At the Closing (as defined in the original Schedule 13D), Mr. Bao received (a) 1,271,994 shares (“Exchangeable Shares”) of 1032403 B.C. Ltd., a company existing under the laws at the Province of British Columbia and a wholly-owned subsidiary of the Issuer (“Exchangeco”), which are exchangeable for 1,271,994 shares of common stock, par value $0.0001 per share, of the Issuer (“Issuer Common Stock”) pursuant to the terms of such shares and that certain Support Agreement entered into between the Issuer and Exchangeco at the Closing, and (b) one share of a separate class of stock of the Issuer (the “Class 1 Special Voting Stock”) that provides for voting rights in the Issuer equal to the number of Exchangeable Shares held by Mr. Bao. The amount reported in Row 11 excludes the share of Class 1 Special Voting Stock held by Mr. Bao. The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined in the original Schedule 13D) except to the extent of his pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Nancy Brenner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 162,726

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,726
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1

13.	Percent of Class Represented by Amount in Row (11) 1.7%[2]
14.	Type of Reporting Person (See Instructions)
IN

1 At the Closing, Ms. Brenner received (a) 162,726 Exchangeable Shares, which are exchangeable for 162,726 shares of Issuer Common Stock pursuant to the terms of such shares and that certain Support Agreement entered into between the Issuer and Exchangeco at the Closing, and (b) one share of a separate class of stock of the Issuer (the “Class 2 Special Voting Stock”) that provides for voting rights in the Issuer equal to the number of Exchangeable Shares held by Ms. Brenner. The amount reported in Row 11 excludes the share of Class 2 Special Voting Stock held by Ms. Brenner. The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined in the original Schedule 13D) except to the extent of her pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Lange Feng
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 669,643

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 669,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [1]

13.	Percent of Class Represented by Amount in Row (11) 7.2% [2]
14.	Type of Reporting Person (See Instructions)
IN

1 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined in the original Schedule 13D) except to the extent of his pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Jihe Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 446,429

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,429 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.8% [2]
14.	Type of Reporting Person (See Instructions)
IN

1 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined in the original Schedule 13D) except to the extent of his pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
High Nature Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,116,071

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,116,071 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 11.9% [2]
14.	Type of Reporting Person (See Instructions)
CO

1 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined in the original Schedule 13D) except to the extent of its pecuniary interest therein.

2 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

CUSIP No. 74051E102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Mandra Forestry Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) [1]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 781,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,250 [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.3% [3]
14.	Type of Reporting Person (See Instructions)
CO

1 We have requested on numerous occasions but not received confirmation from Mandra Forestry Limited.

2 The reporting person disclaims beneficial ownership of the shares beneficially owned by the other parties to the Stockholders Agreement (as defined in the original Schedule 13D) except to the extent of its pecuniary interest therein.

3 The calculation of the foregoing percentage is based on dividing Row 11 by the sum of (a) 4,917,222 shares of Issuer Common Stock outstanding as of September 15, 2015 according to the definitive proxy statement filed on September 16, 2015, (b) the 3,013,193 shares of Issuer Common Stock issued to Mr. Bao as agent for Mr. Feng, Mr. Zhang, High Nature Holding Limited and Mandra Forestry Limited and (c) 1,434,720 Exchangeable Shares issued to Mr. Bao and Ms. Brenner.

EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons on March 31, 2016, with respect to Premier Exhibitions, Inc., a Florida corporation (the “Issuer”) (as amended and supplemented, the “Schedule 13D”). Only the amended and supplemented items of the Schedule 13D are set forth in this Amendment No. 1; all other items remain unchanged. All capitalized terms used, but not defined, in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D. The Schedule 13D relates to shares of common stock, par value $0.0001 per share, of the Issuer (“Issuer Common Stock”), and the Exchangeable Shares of 1032403 B.C. Ltd., a company existing under the laws of the Province of British Columbia and a wholly-owned subsidiary of the Issuer, which are exchangeable for Issuer Common Stock. The principal executive offices of the Issuer are located at 3340 Peachtree Road, N.E., Suite 900, Atlanta, Georgia 30326. This Amendment No. 1 is being filed to update portions of the Schedule 13D based on information received subsequent to the date that the original Schedule 13D was filed from one of the Reporting Persons (i.e., Mandra Forestry Limited).

Item 2. Identity and Background

Item 2 of this Schedule 13D is amended to remove the following:

“Notwithstanding the Foregoing to the contrary, the Reporting Persons have registered on multiple occasions but not received confirmation with respect to the matters discussed in this paragraph from Mandra Forestry Limited.”

Schedule I

Schedule I to the original Schedule 13D is amended and restated in its entirety to read:

The names of the shareholders of High Nature Holding Limited, their business addresses and citizenship are set forth below. Each occupation set forth opposite an individual’s name refers to Anhui Geyi Biorefineries Industrial Park Ltd.

Name	Position	Business Address	Citizenship
Haiping Zou	Chairman & President	Anhui Geyi Biorefineries Industrial Park Ltd. Chuangye Avenue, Yanliu, Shou County, Anhui Province P.R. China	China
Xiao Bai	CFO	Anhui Geyi Biorefineries Industrial Park Ltd. Chuangye Avenue, Yanliu, Shou County, Anhui Province P.R. China	China

The names of the shareholders of Mandra Forestry Limited, their business addresses and citizenship are set forth below.

Name	Position	Business Address	Citizenship
Song-Yi Zhang	Investor	10/F Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong
Bing-How Mui	Investor	10/F Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAOPING BAO

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

HIGH NATURE HOLDING LIMITED

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact, on behalf of High Nature Holding Limited

JIHE ZHANG

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

LANGE FENG

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

MANDRA FORESTRY LIMITED

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact, on behalf of Mandra Forestry Limited

NANCY BRENNER

By:	/s/ Samuel C. Schlessinger, Attorney-in-fact

Dated: April 21, 2016